

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2014

<u>Via E-Mail</u>
Dr. Augustine Cheung
Medifocus Inc.
10240 Old Columbia Road, Suite G
Columbia, MD 21046

> **Re: Medifocus Inc.**
> **Registration Statement on Form 20-F**
> **Filed September 17, 2014**
> **File No. 000-55169**

Dear Dr. Cheung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Special Note Regarding Forward-Looking Statements, page 1</u>

1.   Given your disclosure on page 15 that your common stock is a "penny stock," the safe harbor you cite here and page 29 is inapplicable. See Exchange Act Section 21E(b)(1)(C). Please revise to remove reference to this safe harbor.

<u>Item 1. Identity of Directors, Senior Management and Advisors, page 2</u>

2.   Please reconcile the legal advisor mentioned here with the name of counsel who provided your response letter dated September 17, 2014.

<u>We previously identified a material weakness . . ., page 6</u>

3.   You disclose here that you remediated the material weakness related to having insufficient accounting personnel. You disclose in the preceding risk factor that you are "understaffed" and "continue to operate with . . . insufficient staffing." Please reconcile.

<u>We do not manufacture the Prolieve system . . ., page 8</u>

4.   Please reconcile your disclosure here regarding the possibility that you will not have enough Prolieve systems in inventory to support business growth with your disclosure on page 24 that you do not intend to market such systems for sale. It is unclear why your inventory may be insufficient if you do not intend to sell the amounts currently held as inventory.

<u>The success of our products . . ., page 13</u>

5.   Your disclosure implies that use of your products is reimbursed by the third parties you mention. If that is not correct, please revise to eliminate that implication.

<u>Item 4. Information on the Company, page 16</u>

6.   Please revise to clarify the nature of your agreements with the suppliers mentioned on page 8. For example, do you have a contract that guarantees you a fixed number of catheter kits per month or do you order from the suppler as needed? Please also revise to clarify whether Sanmina Corporation is still able to manufacture Prolieve systems and the availability of alternate suppliers.

<u>Adaptive Phased Array Technology Illustration, page 25</u>

7.   We note your response to prior comment 12. Please further expand your discussion of your relationship with MIT. The nature of the benefit derived from the assistance provided is unclear.

<u>Medifocus Holding Joint Venture, page 28</u>

8.   Please revise to clarify the status of the testing and approval mentioned in the third paragraph. Also, your disclosure regarding the activities you intend to conduct through the joint venture appears inconsistent with your disclosure on page 24 that you do not intend to market Prolieve systems. Please revise or advise.

<u>Item 5. Operating and Financial Review and Prospects, page 29</u>

<u>Operating Results, page 34</u>

9.   Please revise to clarify the extent to which your sales consist of Prolieve control units and single-use catheters. In this regard, you disclose on page 5 that you generate revenue from sales of both types of products; however, you also disclose on page 23 that you do not intend to actively market control units.

Liquidity and Capital Resources, page 38

10.   We note from pages F-3 and F-4 that you had $2 million of outstanding accounts receivable as of March 31, 2014, which represents approximately 40% of the total sales that you recognized during the fiscal year ended March 31, 2014. We further note your disclosures in this section related to how you evaluate your outstanding accounts receivable for collectability. Please explain to us in more detail how recorded sales during the periods presented in your Consolidated Statements of Operations and Comprehensive Loss meet the criteria outlined in SAB Topic 13(A)(1) that collectability must be reasonably assured in order to recognize revenue. Also, please tell us the amount of the outstanding accounts receivable balance as of March 31, 2014 that you have collected as of the date of your response to this comment.

11.   Please revise to clarify the effect on your liquidity and contractual obligations resulting from you not being in compliance with the provisions of an outstanding debt agreement, as noted on page F-2. Also, please tell us, with a view toward clarified disclosure, how your current discussion and tables includes your funding and capital contribution obligations referred to on page 28.

Directors and senior management, page 42

12.   Please tell us why the "key employees" mentioned on pages 48 and 49 are not included in this section. See Item 6.A of Form 20-F.

Summary Compensation Table, page 45

13.   Note 4 appears in the table but not after the table. Conversely, note 3 appears after the table but not in the table. Please revise to clarify the purpose of these notes.

Option Grants, page 46

14.   The sentence before the first table discloses the information is as of March 31, 2014, but note 1 refers to March 31, 2013. Please reconcile. Also, the number of options listed for Dr. Cheung is different from the numbers on pages 48 and 55. Please reconcile.

Outstanding Options, page 48

15.   On page 47, you disclose that an aggregate of 8,025,000 options have been granted. Please reconcile with the aggregate number disclosed here.

Major Shareholders, page 56

16.   Please identify the natural persons who have or share the power to direct the voting or disposition of the securities listed, or to receive the economic benefit of ownership of the securities.

Offer and listing details, page 58

17.   Your disclosure in the first paragraphs on pages 58 and 59 appear to be inconsistent regarding on what date your shares began trading on the OTCQX. Please reconcile.

Item 10. Additional Information, page 60

18.   Please revise to compare the differences between Canadian and United States law. See Item 10.B.9 of Form 20-F.

Material Contracts, page 62

19.   If any of the agreements you mention have expired, please revise to state so directly. We note, in this regard, that the "Follow-Up Offering Agreement" was scheduled to expire on August 31, 2014.

Item 13. Defaults, Dividend Arrearages and Delinquencies, page 73

20.   Please tell us how you concluded the information required by this item is "not applicable," given the disclosure on pages F-2 and F-7 that you are "not in compliance with the provisions of an outstanding debt agreement."

Exhibit 15.1

21.   We note in this exhibit that your independent accountants consented to the use of their audit report dated March 31, 2014 with respect to your consolidated financial statements for the years ended March 31, 2013, 2012 and 2011. We also note your independent accountants dated their consent as of March 31, 2014. Finally, we note in the audit report at page F-2 of this filing that your independent accountants opined on the financial statements as of and for the years ended March 31, 2014, 2013 and 2012 and their audit report is dated September 15, 2014. Please revise the filing to include a currently dated and signed consent from your independent accountants with your next amendment. Note the revised consent should refer to the audit report included in the filing and also reference the financial statements opined upon in the audit report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: John D. Callan, Jr.—Harter Secrest & Emery LLP